Mail Stop 3561

May 21, 2008

Scott D. Farmer, Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

>   **Re: Cintas Corporation**
>   **Form 10-K for fiscal year ended May 31, 2007**
>   **Filed July 30, 2007**
>   **File No. 000-11399**

Dear Mr. Farmer:

We have no further comments. Please contact Edwin Kim at 202-551-3297 if you have any questions.

Sincerely,

John Reynolds
Assistant Director